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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person: J. Greg Spencer, 3407 West Big Spruce Way, Park City, Utah 84098
2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 10/2000
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title: (1) See Explanation Below
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security: N/A
2. Transaction Date (Month/Day/Year): N/A
3. Transaction Code: N/A
4. Securities Acquired (A) or Disposed of (D): N/A
5. Amount of Securities Beneficially Owned at End of Month: N/A
6. Ownership Form:  Direct (D) or Indirect (I): N/A
7. Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Non-qualified Stock Option
2. Conversion or Exercise Price of Derivative Security:
(a) $3.25/share
(b) $1.00/share
3. Transaction Date (Month/Day/Year):  10/13/2000
4. Transaction Code: J (2) See Explanation Below
5. Number of Derivative Securities Acquired (A) or Disposed of (D): D
(a) 1,100,000
(b) 375,000
6. Date Exercisable and Expiration Date (Month/Day/Year):
(a) 04/14/00 - 04/14/05
(b) 1/10/00 - 1/10/02
7. Title and Amount of Underlying Securities: Common Stock
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month: 200,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):  I
11. Nature of Indirect Beneficial Ownership:  (3) See Explanation Below

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Explanation of Responses:
(1) The reporting person is no longer an officer, director, or 10% owner
(2) Under a plan of recapitalization, the reporting person submitted options to acquire 1,475,000 shares of common stock for cancellation.
(3) Beneficially held of record by the Greg and Laurel Spencer Family Trust



Signature of Reporting Person:__________________________
Date:     11/15/2000              J. Greg Spencer